HNI Corporation 600 East Second Street, Muscatine, Iowa 52761, Tel 563 272 7400, Fax 563 272 7347, www.hnicorp.com

News Release

For Information Contact:
Marshall H. Bridges, Vice President and Chief Financial Officer (563) 272-7400
Jack D. Herring, Treasurer, Director of Finance and Investor Relations (563) 506-9783

HNI CORPORATION REPORTS EARNINGS
FOR FIRST QUARTER FISCAL YEAR 2017

MUSCATINE, Iowa (April 19, 2017) – HNI Corporation (NYSE: HNI) today announced sales for the first quarter ended April 1, 2017 of $477.7 million and net income of $4.8 million. GAAP net income per diluted share was $0.11. Non-GAAP net income per diluted share was $0.26 compared to $0.31 in the prior year. GAAP to non-GAAP reconciliations follow the financial statements in this release.

Summary Comments
"First quarter results were better than expected. Our businesses continue to compete well and generated sales at the high end of our anticipated range. As expected, the demand environment started slowly and improved throughout the quarter. We are pleased with the positive customer response to our recent investments and remain committed to driving long-term shareholder value," said Stan Askren, HNI Corporation Chairman, President and Chief Executive Officer.

First Quarter - Financial Performance
(Dollars in millions, except per share data)
	Three Months Ended
	4/1/2017	4/2/2016	Change
GAAP
Net Sales	$477.7	$501.0	(4.7%)
Gross Profit %	36.4%	37.1%	-70 bps
SG&A %	34.3%	33.0%	130 bps
Restructuring charges %	0.4%	0.2%	20 bps
Operating Income	$7.9	$19.5	(59.4%)
Operating Income %	1.7%	3.9%	-220 bps
Net Income %	1.0%	2.4%	-140 bps
EPS – diluted	$0.11	$0.26	(57.7%)

Non-GAAP
Organic Sales	$471.9	$486.0	(2.9%)
Gross Profit %	38.0%	37.4%	60 bps
SG&A %	34.3%	33.0%	130 bps
Operating Income	$18.1	$22.4	(19.3%)
Operating Income %	3.8%	4.5%	-70 bps
EPS – diluted	$0.26	$0.31	(16.1%)

First Quarter Summary Comments

•
Consolidated net sales decreased $23.4 million or 4.7 percent to $477.7 million. Acquisitions and divestitures of small office furniture companies decreased sales $9.3 million compared to the prior year quarter. On an organic basis, sales decreased 2.9 percent.

•
GAAP gross profit margin decreased 70 basis points compared to prior year driven by restructuring and transition costs. Non-GAAP gross profit margin, which excludes these costs, increased 60 basis points compared to prior year driven by productivity, impact of divestitures and net price realization, partially offset by lower volume.

•
Selling and administrative expenses increased as a percentage of sales due to strategic growth investments and lower volume, partially offset by the impact of divestitures, lower incentive based compensation and the impact of stock price change on deferred compensation.

•
The Corporation recorded $6.3 million of restructuring costs and $3.8 million of transition costs in the first quarter in connection with previously announced facility closures and structural realignments. $8.0 million of these charges were included in cost of sales. Specific items incurred include severance, accelerated depreciation and production move costs.

Office Furniture – Financial Performance (Dollars in millions)
	Three Months Ended
	4/1/2017	4/2/2016	Change
GAAP
Net Sales	$360.0	$387.3	(7.1%)
Operating Profit	$6.4	$21.3	(69.7%)
Operating Profit %	1.8%	5.5%	-370 bps

Non-GAAP
Organic Sales	$354.2	$372.3	(4.9%)
Operating Profit	$12.8	$23.0	(44.4%)
Operating Profit %	3.5%	5.9%	-240 bps

•
First quarter net sales decreased $27.4 million or 7.1 percent to $360.0 million. Sales for the quarter decreased in the supplies, North American contract and international businesses. Acquisitions and divestitures of small office furniture companies decreased sales $9.3 million compared to the prior year quarter. On an organic basis, sales decreased 4.9 percent.

•
First quarter GAAP operating profit margin decreased 370 basis points. Excluding restructuring and transition costs, non-GAAP operating profit margin declined 240 basis points due to lower volume and strategic growth investments, partially offset by productivity, impact of divestitures and lower incentive based compensation.

Hearth Products – Financial Performance (Dollars in millions)
	Three Months Ended
	4/1/2017	4/2/2016	Change
GAAP
Net Sales	$117.7	$113.7	3.5%
Operating Profit	$11.8	$12.6	(6.0%)
Operating Profit %	10.0%	11.0%	-100 bps

Non-GAAP
Operating Profit	$15.6	$13.8	13.5%
Operating Profit %	13.3%	12.1%	120 bps

•	First quarter net sales increased $4.0 million or 3.5 percent to $117.7 million. Sales for the quarter increased in the new construction, retail wood/gas and retail pellet businesses.

•
First quarter GAAP operating profit margin declined 100 basis points. Excluding restructuring and transition costs, non-GAAP operating profit margin increased 120 basis points due to higher volume and favorable operational performance.

Outlook
"We remain confident in our strategies. We continue to streamline our core businesses while significantly investing for long term profitable growth. We are continuously bolstering our industry leading, best cost producer position, which allows us to deliver greater value to customers and drives both growth and profitability.

Our markets continue to improve. We expect solid organic sales growth during 2017 driven by a strengthening economy and investments in new products and selling capabilities,” said Mr. Askren.

The Corporation estimates full year non-GAAP earnings per share to be in the range of $2.80 to $3.10, which excludes restructuring and transition costs. Full year organic sales are expected to be up 3 to 6 percent. Including the impacts of acquisitions and divestitures, sales are expected to be up 2 percent to down 1 percent.

For the second quarter, organic sales are expected to be up 4 to 7 percent led by 12 to 15 percent organic growth in the contract office furniture business. Including the impacts of acquisitions and divestitures, total sales are expected to be flat to up 3 percent. Non-GAAP earnings per share are anticipated to be in the range of $0.65 to $0.72 for the second quarter, which excludes restructuring and transition costs.

Conference Call
HNI Corporation will host a conference call on Thursday, April 20, 2017 at 10:00 a.m. (Central) to discuss first quarter fiscal year 2017 results. To participate, call 1-877-512-9166 – conference ID number 78985944. A live webcast of the call will be available on HNI Corporation’s website at http://www.hnicorp.com (under Investors – News Releases & Events). A replay of the webcast will be made available at this website address. An audio replay of the call will be available until Thursday, April 27, 2017, 10:59 p.m. (Central) by dialing 1-855-859-2056 or 1-404-537-3406 – Conference ID number 78985944.

About HNI Corporation
HNI Corporation is a NYSE traded company (ticker symbol:  HNI) providing products and solutions for the home and workplace environments. HNI Corporation is a leading global provider and designer of office furniture and the leading manufacturer and marketer of hearth products. We sell the broadest and deepest selection of quality office furniture solutions available to meet the needs of every customer through an extensive portfolio of well-known and trusted brands. Our hearth products are the strongest, most respected brands in the industry and include a full array of gas, electric, wood and biomass burning fireplaces, inserts, stoves, facings and accessories. More information can be found on the Corporation's website at www.hnicorp.com.

Forward-looking Statements

This release contains "forward-looking" statements based on current expectations regarding future plans, events, outlook, objectives and financial performance, expectations for future sales growth and earnings per diluted share (GAAP and non-GAAP). Forward-looking statements can be identified by words including “expect,” “believe,” “anticipate,” “estimate,” “may,” “will,” “would,” “could,” “confident” or other similar words, phrases or expressions. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Corporation's actual future results and performance to differ materially from expected results. These risks include but are not limited to: general economic conditions in the United States and internationally; unfavorable changes in the United States housing market; industry and competitive conditions; a decline in corporate spending on office furniture; changes in raw material, component or commodity pricing; future acquisitions, divestitures or investments; the cost of energy; changing legal, regulatory, environmental and healthcare conditions; the Corporation’s ability to successfully complete its business software system implementation; the Corporation’s ability to implement price increases; changes in the sales mix of products; the Corporation's ability to achieve the anticipated benefits from closures and structural alignment initiatives; and force majeure events outside the Corporation’s control. A description of these risks and additional risks can be found in the Corporation's annual and quarterly reports filed with the Securities and Exchange Commission on Forms 10-K and 10-Q. The Corporation undertakes no obligation to update, amend or clarify forward-looking statements.

HNI CORPORATION
Unaudited Condensed Consolidated Statement of Operations

(Dollars in thousands, except per share data)	Three Months Ended
	4/1/2017	4/2/2016
Net sales	$477,667	$501,037
Cost of products sold	303,944	315,326
Gross profit	173,723	185,711
Selling and administrative expenses	163,666	165,106
Restructuring charges	2,123	1,086
Operating income	7,934	19,519
Interest income	71	78
Interest expense	1,046	1,874
Income before income taxes	6,959	17,723
Income taxes	2,178	5,881
Net income	4,781	11,842
Less: Net loss attributable to the noncontrolling interest	(56)	(1)
Net income attributable to HNI Corporation	$4,837	$11,843

Net income attributable to HNI Corporation common shareholders – basic	$0.11	$0.27
Average number of common shares outstanding – basic	44,050,040	44,258,357

Net income attributable to HNI Corporation common shareholders – diluted	$0.11	$0.26
Average number of common shares outstanding – diluted	45,452,664	45,039,918

Unaudited Condensed Consolidated Balance Sheet

	As of	As of
(Dollars in thousands)	4/1/2017	12/31/2016
Assets
Current Assets
Cash and cash equivalents	$29,128	$36,312
Short-term investments	1,261	2,252
Receivables	191,892	229,436
Inventories	143,713	118,438
Prepaid expenses and other current assets	52,024	46,603
Total Current Assets	418,018	433,041
Property, Plant and Equipment
Land and land improvements	28,960	27,403
Buildings	303,904	283,930
Machinery and equipment	533,771	528,099
Construction in progress	38,843	51,343
Gross Property, Plant, and Equipment	905,478	890,775
Less accumulated depreciation	542,172	534,330
Net Property, Plant, and Equipment	363,306	356,445
Goodwill	290,687	290,699
Deferred Income Taxes	757	719
Other Assets	253,515	249,330
Total Assets	$1,326,283	$1,330,234

Liabilities and Equity
Current Liabilities
Accounts payable and accrued expenses	$346,141	$425,046
Current maturities of long-term debt	116,674	34,017
Current maturities of other long-term obligations	3,176	4,410
Total Current Liabilities	465,991	463,473
Long-term Debt	175,000	180,000
Other Long-term Liabilities	72,166	75,044
Deferred Income Taxes	111,666	110,708

Parent Company Shareholders' Equity	501,110	500,603
Noncontrolling Interest	350	406
Total Shareholders' Equity	501,460	501,009
Total Liabilities and Shareholders' Equity	$1,326,283	$1,330,234

Unaudited Condensed Consolidated Statement of Cash Flows

	Three Months Ended
(Dollars in thousands)	4/1/2017	4/2/2016
Net cash flows from (to) operating activities	($36,141)	($20,230)
Net cash flows from (to) investing activities	(31,118)	(60,926)
Net cash flows from (to) financing activities	60,075	91,174
Net increase (decrease) in cash and cash equivalents	(7,184)	10,018
Cash and cash equivalents at beginning of period	36,312	28,548
Cash and cash equivalents at end of period	$29,128	$38,566

Business Segment Data

	Three Months Ended
(Dollars in thousands)	4/1/2017	4/2/2016
Net sales:
Office furniture	$359,981	$387,339
Hearth products	117,686	113,698
	$477,667	$501,037

Operating profit:
Office furniture	$6,444	$21,300
Hearth products	11,811	12,561
Total operating profit	18,255	33,861
Unallocated corporate expense	(11,296)	(16,138)
Income before income taxes	$6,959	$17,723

Depreciation and amortization expense:
Office furniture	$12,885	$10,693
Hearth products	3,488	2,656
General corporate	2,466	1,902
	$18,839	$15,251

Capital expenditures (including capitalized software):
Office furniture	$21,020	$16,468
Hearth products	2,078	2,553
General corporate	9,678	8,436
	$32,776	$27,457

	As of	As of
	4/1/2017	12/31/2016
Identifiable assets:
Office furniture	$752,115	$749,145
Hearth products	340,544	340,494
General corporate	233,624	240,595
	$1,326,283	$1,330,234

Non-GAAP Financial Measures

This earnings release includes certain non-GAAP financial information as defined by Securities and Exchange Commission Regulation G. Pursuant to the requirements of this regulation, reconciliations of this non-GAAP financial information to HNI’s financial statements as prepared in accordance with GAAP are included below and throughout this earnings release. HNI’s management believes providing investors with this information gives additional insights into HNI’s financial performance and operations. While HNI’s management believes that the non-GAAP financial measures herein are useful in evaluating HNI’s operations, this information should be considered supplemental and should not be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with GAAP. In addition, these measures may be different from non-GAAP financial measures used by other companies, limiting their usefulness for comparison purposes.

To supplement our condensed consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures within this earnings release: organic sales, gross profit, operating income, operating profit, and net income per diluted share (i.e., EPS). These measures are adjusted from the comparable GAAP measures to exclude the after-tax impacts of the selected items as summarized in the table below. Non-GAAP EPS is calculated using HNI’s overall effective tax rate for the period.

The sales adjustments to arrive at our non-GAAP organic sales information included in this earnings release include the impacts of acquisitions and divestitures. The transactions excluded for purposes of our other non-GAAP financial information included in this earnings release include restructuring and transition costs. The restructuring and transition costs are costs incurred as part of the previously announced closures of the hearth manufacturing facilities in Paris, Kentucky and Colville, Washington and the office furniture manufacturing facility in Orleans, Indiana and structural realignments between office furniture facilities in Muscatine, Iowa and China. Specific restructuring items incurred include severance and accelerated depreciation. Specific transition items incurred include severance and production move costs.

This earnings release also contains a forward-looking estimate of non-GAAP earnings per diluted share for the fiscal year. We provide such non-GAAP measures to investors on a prospective basis for the same reasons we provide them to investors on a historical basis. We are unable to provide a reconciliation of our forward-looking estimate of non-GAAP earnings per diluted share to a forward-looking estimate of GAAP earnings per diluted share without unreasonable efforts because certain information needed to make a reasonable forward-looking estimate of GAAP earnings per diluted share is highly variable and difficult to predict and estimate, and is dependent on future events which are uncertain or outside of our control. These may include unanticipated charges related to asset impairments (fixed assets, intangibles or goodwill), unanticipated acquisition related costs and other unanticipated nonrecurring items not reflective of ongoing operations. We expect the variability of these charges to have a potentially unpredictable, and potentially significant, impact on our GAAP earnings per diluted share.

HNI Corporation Reconciliation (Dollars in millions)
	Three Months Ended 4/1/2017			Three Months Ended 4/2/2016
	Office Furniture	Hearth	Total	Office Furniture	Hearth	Total
Sales as reported (GAAP)	$360.0	$117.7	$477.7	$387.3	$113.7	$501.0
% change from PY	(7.1%)	3.5%	(4.7%)

Less: Impact of Acquisitions and Divestitures	5.8	—	5.8	15.0	—	15.0

Organic Sales (non-GAAP)	$354.2	$117.7	$471.9	$372.3	$113.7	$486.0
% change from PY	(4.9%)	3.5%	(2.9%)

HNI Corporation Reconciliation (Dollars in millions, except per share data)
	Three Months Ended 4/1/2017
	Gross Profit	Operating Income	Tax	Net Income	EPS
As reported (GAAP)	$173.7	$7.9	$2.2	$4.8	$0.11
% of net sales	36.4%	1.7%		1.0%
Tax %			31.0%

Restructuring charges	4.2	6.4	1.9	4.4	$0.09
Transition costs	3.8	3.8	1.2	2.6	$0.06

Results (non-GAAP)	$181.7	$18.1	$5.3	$11.8	$0.26
% of net sales	38.0%	3.8%		2.5%
Tax %			31.0%

HNI Corporation Reconciliation (Dollars in millions, except per share data)
	Three Months Ended 4/2/2016
	Gross Profit	Operating Income	Tax	Net Income	EPS
As reported (GAAP)	$185.7	$19.5	$5.9	$11.8	$0.26
% of net sales	37.1%	3.9%		2.4%
Tax %			33.2%

Restructuring charges	0.0	1.1	0.3	0.7	$0.02
Transition costs	1.8	1.8	0.6	1.2	$0.03

Results (non-GAAP)	$187.5	$22.4	$6.8	$13.7	$0.31
% of net sales	37.4%	4.5%		2.7%
Tax %			33.2%

Office Furniture Reconciliation (Dollars in millions)
	Three Months Ended		Percent Change
	4/1/2017	4/2/2016
Operating profit as reported (GAAP)	$6.4	$21.3	(69.7%)
% of net sales	1.8%	5.5%

Restructuring charges	3.4	0.2
Transition costs	3.0	1.5

Operating profit (non-GAAP)	$12.8	$23.0	(44.4%)
% of net sales	3.5%	5.9%

Hearth Reconciliation (Dollars in millions)
	Three Months Ended		Percent Change
	4/1/2017	4/2/2016
Operating profit as reported (GAAP)	$11.8	$12.6	(6.0%)
% of net sales	10.0%	11.0%

Restructuring charges	3.0	0.9
Transition costs	0.8	0.3

Operating profit (non-GAAP)	$15.6	$13.8	13.5%
% of net sales	13.3%	12.1%